04002635

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 158

SEC FILE NUMBER
8-00833

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Dempsey & Company, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Place **440 South LaSalle Street** **Suite 3030**
(No. and Street)

Chicago (City) **Illinois** (State) **60605** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Grove **312-663-7102** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) **Chicago** (City) **IL** (State) **60601** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID GROVE, affirm (or swear) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Dempsey & Company, LLC for the year ended December 31, 2003, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

OFFICIAL SEAL
HEATHER WILSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-3-2006

Heather Wilson

Notary Public

This report** contains (check all applicable boxes):

(X) Independent Auditors' Report
(X) (a) Facing Page
(X) (b) Consolidated Statement of Financial Condition
(X) (c) Consolidated Statement of Income (Loss)
(X) (d) Consolidated Statement of Cash Flows
(X) (e) Consolidated Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(X) Notes to Consolidated Financial Statements
(X) (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(X) (h) Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(X) (i) Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 [included in items g and h]
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [included in the notes to the financial statements]
(X) (l) An Oath or Affirmation
( ) (m) Copy of the SIPC Supplemental Report [filed concurrently herewith as a separate document]
(X) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

***For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3).*

Dempsey & Company, LLC
(SEC I.D. No. 8-00833)

Consolidated Statement of Financial Condition as of December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

DEMPSEY & COMPANY, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of Dempsey & Company, LLC:

We have audited the accompanying consolidated statement of financial condition of Dempsey & Company, LLC and subsidiary (the "Company") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Dempsey & Company, LLC and subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

DEMPSEY & COMPANY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(In thousands)

ASSETS

CASH	$ 32,790
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	200
SECURITIES OWNED—At market	11,388
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	17,067
OTHER RECEIVABLES	58
FURNITURE AND EQUIPMENT—Net of accumulated depreciation of $648	779
SPECIALIST BOOKS—Net of accumulated amortization of $5,891	53,909
EXCHANGE MEMBERSHIPS—At cost	210
GOODWILL	121,881
TOTAL ASSETS	$ 238,282

LIABILITIES AND MEMBERS' CAPITAL

SECURITIES SOLD, NOT YET PURCHASED—At market	$ 4,424
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	14,651
Total liabilities	19,075
COMMITMENTS AND CONTINGENCIES	
MEMBERS' CAPITAL	219,207
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 238,282

See notes to consolidated statement of financial condition.

DEMPSEY & COMPANY, LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2003 (In thousands)

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization—The accompanying consolidated financial statements include the accounts of Dempsey & Company, LLC (the "Company") and its wholly owned subsidiary, GVR Company, LLC ("GVR"). The Company is an indirect, wholly owned subsidiary of E*TRADE Financial Corporation ("E*TRADE"). All intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2003, approximately $71,482 of assets and $8,865 of liabilities were attributable to a consolidated subsidiary. The aggregate member's capital of this subsidiary was $62, 617 at December 31, 2003.

Nature of Operations—The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD").

The Company is a Chicago Stock Exchange ("CHX") specialist and a clearing member of the National Securities Clearing Corporation. A specialist is a broker-dealer authorized by an exchange to be a party through which all trading on the floor of the exchange is transacted. A specialist provides for a fair and orderly market for securities it is authorized to trade. The specialist must generally be ready to take the other side of a transaction when other buyers or sellers are not available. Trading gains and losses result from these activities. The Company also acts as market-maker for "over-the-counter" securities and engages in other proprietary trading activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions—Securities transactions and the related revenues and expenses thereon are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, which consist of corporate stocks, are reported at market value and unrealized gains and losses on securities are included in net trading revenues. Market value is based on listed or quoted market prices.

Cash Segregated Under Federal and Other Regulations—Cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Furniture and Equipment—Furniture and equipment are recorded at historical cost, net of depreciation. Depreciation on furniture and equipment is recorded on a straight-line basis over the estimated lives of the assets which are 5 or 7 years.

Specialist Books—Specialist books represent a revocable license to trade and serve as a specialist for certain securities with the approval of the CHX. Specialist books are recorded at amortized cost and amortized over a period of three, four or thirty years, depending on the underlying security. All related amortization expense is included in depreciation and amortization expenses. The Company reviews the specialist books for impairment on an annual basis, or more frequently if impairment indications arise. As of December 31, 2003, no adjustments for impairment were deemed necessary.

Goodwill—Goodwill represents the excess of the amount paid over the fair value of the net assets acquired by E*Trade. The Company reviews goodwill for impairment on an annual basis, or more frequently if impairment indicators arise. As of December 31, 2003, no adjustments for impairment were deemed necessary.

Exchange Memberships—Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has incurred, at a value that reflects management's estimate of the impairment. As of December 31, 2003, no adjustments for impairment were deemed necessary.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure provisions of FIN 45 were effective for financial statements that end after December 15, 2002. The adoption of FIN 45 did not have a material impact on the financial position or results of operations of the Company.

4. LINE OF CREDIT

The Company has established an $18,000 line of credit with its bank to finance the Company's operations. Loans under this arrangement bear interest at the Federal Funds rate plus 1%. The loans are payable on demand and are collateralized by securities owned by the Company. The line of credit is revolving and was not used during the year ended December 31, 2003.

5. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2003 consist of the following:

Deposits with clearing organization	$ 3,867
Receivable under clearing agreement	6,618
Broker Dealer receivable	6,582
Total	$ 17,067

Deposits with clearing organizations are cash deposited with the National Securities Clearing Corp. ("NSCC") and the Depository Trust Company.

Receivable from clearing organization is for amounts receivable from trades that had not settled as of December 31, 2003.

Broker Dealer receivable includes rebates and commissions receivable from other non-affiliated brokers and dealers.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $100 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2003, the Company had unconsolidated net capital, as defined, of $17,056 which was $16,608 in excess of its required net capital of $448.

GVR is also a registered broker-dealer and is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $1,000 or 6-2/3% of "aggregated indebtedness," as these terms are defined. At December 31, 2003, GVR had net capital, as defined, of $22,483 which was $21,483 in excess of its required net capital of $1,000.

7. RELATED-PARTY TRANSACTIONS

The Company received trade volume from E*TRADE for which the Company paid E*TRADE order flow expense during the year ended December 31, 2003. At December 31, 2003, the total amount payable for order flow to E*TRADE was $823. This amount is recorded in accounts payable.

Dempsey provides clearing services to a related party. The total receivable related to trading losses from this related party was $358 at December 31, 2003.

8. EMPLOYEE BENEFIT PLANS

E*TRADE sponsors a 401(k) plan (the "Plan") in which all employees are eligible to participate. Under the terms of the Plan, the Company matches 50% of all employees' contributions up to a maximum of 5% of compensation.

Eligible employees of the Company who have met certain service requirements are also able to participate in E*TRADE's stock purchase and stock option plans. E*TRADE's stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of the Company for the purchase of E*TRADE's common stock at a price determined by E*TRADE's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2003, there were options outstanding to purchase 472,397 shares of E*TRADE's common stock at exercise prices ranging from $1.67 to $23.67 with a weighted average price of $4.54. During the year ended December 31, 2003, options to purchase 377,403 shares of E*TRADE's common stock at a weighted average price of $3.84 were granted to Company employees.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the

above financial instruments is limited to the amounts reflected in the consolidated statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

10. RISKS RELATING TO THE REGULATION OF THE BUSINESS

The Company's role as a specialist, at times, requires it to make trades that adversely affect its profitability. In addition, as a specialist, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, stock exchanges periodically amend their rules and may make the rules governing the Company's activities as a specialist more stringent or may implement other changes, which could adversely affect its trading revenues.

11. CLEARING ARRANGEMENT

The Company has entered into an omnibus clearing agreement to provide clearing services for a Chicago Stock Exchange floor broker who is also a related party. Operating income earned from this arrangement was not material for the year ended December 31, 2003.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company has entered into two noncancelable leases for its office premises, which expire April 30, 2005 and January 31, 2009. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending December 31	Amount
2004	$ 660
2005	693
2006	380
2007	392
2008	404
Thereafter	35
Total	$ 2,564

The lease is subject to changes in operating costs of the facility. Total rental expense for the year ended December 31, 2003 was $830 which included base rent and operating costs.

Legal Matters—In the ordinary course of business, the Company is subject to various claims and legal actions. In the opinion of management, the resolution of such matters will not have a material impact on the Company's consolidated financial condition and results of operations.

* * * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 24, 2004

Dempsey & Company, LLC
440 South LaSalle Street
Chicago, Illinois 60605

To the Members of Dempsey & Company, LLC:

In planning and performing our audit of the consolidated financial statements of Dempsey & Company, LLC and subsidiary (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness (and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Chicago Stock Exchange, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP